							EXHIBIT 12
	NORTHWEST NATURAL GAS COMPANY
	Ratio of Earnings to Fixed Charges
	Thousands, except per share amount
	(Unaudited)
						12 Months	Six Months(1)
						Ended	Ended
	Year Ended December 31,					June 30,	June 30,
	2011	2010	2009	2008	2007	2012	2012
Fixed Charges, as defined:
Interest on Long-Term Debt	$37,515	$39,198	$37,447	$33,605	$34,294	$38,708	$19,748
Other Interest	2,976	1,587	1,937	4,022	4,116	2,932	797
Amortization of Debt Discount and Expense	1,729	1,766	1,503	700	711	1,800	927
Interest Portion of Rentals	2,213	2,130	1,735	1,551	1,523	2,160	1,027
Total Fixed Charges, as defined	$44,433	$44,681	$42,622	$39,878	$40,644	$45,600	$22,499
Earnings, as defined:
Net Income	$63,898	$72,667	$75,122	$69,525	$74,497	$62,948	$42,016
Taxes on Income	43,382	49,462	46,671	40,678	44,060	42,972	28,760
Fixed Charges, as above	44,433	44,681	42,622	39,878	40,644	45,600	22,499
Total Earnings, as defined	$151,713	$166,810	$164,415	$150,081	$159,201	$151,520	$93,275
Ratio of Earnings to Fixed Charges	3.41	3.73	3.86	3.76	3.92	3.32	4.15

(1)
A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.